Filed by Duke Energy Corporation
                                                     Commission File No. 1-4928
                          Pursuant to Rule 425 under the Securities Act of 1933
                                       And Deemed Filed Pursuant to Rule 14a-12
                                      Under the Securities Exchange Act of 1934

                                            Subject Company: Deer Holding Corp.
                                                  Commission File No. 132-02302


[GRAPHICS OMITTED]
Duke
Energy                                                                  Cinergy


June 1, 2005                       CINERGY MEDIA CONTACT:        Steve Brash
                                                                 513/287-2226

                                   DUKE ENERGY MEDIA CONTACT:    Pete Sheffield
                                   Phone:                        980/373-4503
                                   24-Hour:                      704/382-8333


             CINERGY, DUKE FILE MERGER APPROVAL APPLICATION IN OHIO

CINCINNATI - Cinergy Corp. (NYSE:CIN) and Duke Energy (NYSE:DUK) today filed an application with the Public Utilities Commission of Ohio seeking approval of their merger agreement by the end of 2005.

In the application, the companies said the transaction will be seamless for the customers of Cinergy's Ohio subsidiary, The Cincinnati Gas & Electric Co., and creates a financially stronger organization that will continue CG&E's long record of reliable electric and gas service to its customers at reasonable rates. The combined company also pledges to continue to support economic development and philanthropic activities in its Ohio service area.

"Our Ohio customers will continue to experience high quality service, and we will continue to be a major participant in the community," said Greg Ficke, president of CG&E. "In the years after the transaction is completed, efficiencies and economies of scale from the larger company will provide benefits to both customers and shareholders."

Cinergy and CG&E will continue to have a major presence in Cincinnati, which will continue to be the headquarters for Cinergy's regulated operations in Ohio, Indiana and Kentucky, as well as the headquarters of CG&E.

                                     (more)

Page 2.  Cinergy, Duke file merger application in Ohio

The merger will have no effect on the regulation of gas and electric distribution service by the PUCO, and CG&E's customer rates will continue to be set by the PUCO. "This transaction will provide significant long-term benefits for CG&E's customers and is in the public interest. As demonstrated by the original Cinergy merger, we have a track record of delivering on the promises we make to the communities we serve, our regulators and other stakeholders," said Ficke.

This is the first of several regulatory filings regarding the merger that will be made in the next several weeks and months at the state and federal level.

Forward-Looking Statement

This document includes statements that do not directly or exclusively relate to historical facts. Such statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include statements regarding benefits of the proposed mergers and Restructuring Transactions, integration plans and expected synergies, anticipated future financial operating performance and results, including estimates of growth. These statements are based on the current expectations of management of Duke Energy and Cinergy. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this document. For example, (1) the companies may be unable to obtain shareholder approvals required for the transaction; (2) the companies may be unable to obtain regulatory approvals required for the transaction, or required regulatory approvals may delay the transaction or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the transaction; (3) conditions to the closing of the mergers and the restructuring transactions may not be satisfied; (4) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (5) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (6) the transaction may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies' expectations; (7) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (8) the businesses of the companies may suffer as a result of uncertainty surrounding the transaction; (9) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (10) the companies may be adversely affected by other economic, business, and/or competitive factors. Additional factors that may affect the future results of Duke Energy and Cinergy are set forth in their respective filings with the Securities and Exchange Commission ("SEC"), which are available at www.duke-energy.com/investors and www.cinergy.com/investors, respectively. Duke Energy and Cinergy undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                     (more)

Page 3.  Cinergy, Duke file merger application in Ohio


Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Deer Holding Corp., which will include a joint proxy statement of Duke Energy and Cinergy, and other materials, will be filed with SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DUKE ENERGY, CINERGY, DEER HOLDING CORP., AND THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about Duke Energy and Cinergy at http://www.sec.gov, SEC's Web site. Free copies of Duke Energy's SEC filings are also available on Duke Energy's Web site at www.duke-energy.com/investors and free copies of Cinergy's SEC filings are also available on Cinergy's Web site at www.cinergy.com/investors.

Participants in the Solicitation

Duke Energy, Cinergy and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from Duke Energy's or Cinergy's stockholders with respect to the proposed transaction. Information regarding the officers and directors of Duke Energy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 31, 2005. Information regarding the officers and directors of Cinergy is included in its definitive proxy statement for its 2005 annual meeting filed with SEC on March 28, 2005. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and proxy statement and other materials to be filed with SEC in connection with the proposed transaction.


                                      ###